 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP 303 EAST WACKER DRIVE CORP.
(Name of Subject Company)

MORAGA GOLD, LLC; STEVEN GOLD; MPF INCOME FUND 25, LLC; SCM SPECIAL FUND 2, LP MACKENZIE PATTERSON FULLER, LP
(Bidders)

[Missing Graphic Reference]

SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,025,000	$158.18

*	For purposes of calculating the filing fee only. Assumes the purchase of 115 Shares at a purchase price equal to $35,000 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23.38
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: February 3, 2009

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of February 3, 2009, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Moraga Gold, LLC; Steven Gold; MPF Income Fund 25, LLC; SCM Special Fund 2, LP; MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 115 shares of preferred stock (the “Shares”) in FSP 303 East Wacker Drive Corp. (the “Corporation”), the subject company, at a purchase price equal to $35,000 per Share, less the amount of any dividends declared or made with respect to the Shares between February 3, 2009 (the “Offer Date”) and March 31, 2009, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the initial Schedule TO.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers.

By this amendment, the Purchasers are increasing the number of Shares subject to the Offer from 17 to 115 and to extend the Expiration Date to March 31, 2009. The Corporation had 815 holders of record owning an aggregate of 2,210 Shares as of November 10, 2008, according to its Quarterly Report on Form 10-Q for the period ending September 30, 2008.  The Purchasers and their affiliates currently beneficially own 0 Shares, or 0.0% of the outstanding Shares.  The 115 Shares subject to the Offer as it is hereby amended constitute 5.2% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $4,025,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 3, 2009*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated February 3, 2009*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Addendum dated February 11, 2009 to Offer to Purchase dated February 3, 2009
(a)(6)	Amended Assignment Form

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on February 3, 2009.
                                                        SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February 11, 2009

Moraga Gold, LLC, MPF Income Fund 25, LLC
By: MacKenzie Patterson Fuller, LP, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President
SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

                            EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated February 3, 2009*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated February 3, 2009*

(a)(4)	Form of advertisement in Investor’s Business Daily*

(a)(5)	Addendum dated February 11, 2009 to Offer to Purchase dated February 3, 2009

(a)(6)	Amended Assignment Form

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on February 3, 2009.